

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 9, 2012

Via E-mail
Ian S. Walton
Executive Vice President and Chief Financial Officer
Aurizon Mines Ltd.
Suite 1120 Cathedral Place, 925 West Georgia Street
Vancouver, British Columbia V6C 3L2

> **Re:** **Aurizon Mines Ltd.**
> **Form 40-F for Fiscal Year Ended December 31, 2010**
> **Filed March 31, 2011**
> **Response dated December 6, 2011**
> **File No. 001-31893**

Dear Mr. Walton:

We have reviewed your response and have the following comment.

General

1. We note your response to comment one in our letter dated November 28, 2011. You have limited your response to stating that in future Form 40-F filings you will attach your Audited Annual Financial Statements and Management's Discussion and Analysis as exhibits to the filings. Our comment, however, specifically requested that you amend your annual report on Form 40-F for fiscal year ended December 31, 2010, to attach and file your Audited Annual Financial Statements and Management's Discussion and Analysis as exhibits. To date, you have not amended this filing. Please amend the filing promptly to attach and file your Audited Annual Financial Statements and Management's Discussion and Analysis as exhibits.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Dieter King at (202) 551-3338 with any questions.

Sincerely,

/s/ Dieter King for

John Reynolds
Assistant Director